CONFIRMING STATEMENT

	This statement confirms that the undersigned has authorized and designated Link Newcomb to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Oakley, Inc., a Washington corporation ("Oakley"). The authority of Mr. Newcomb under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Oakley, unless earlier revoked in writing. The undersigned acknowledges that Link Newcomb is not assuming any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934, as amended.



/s/ Thomas E. Davin
Thomas E. Davin

Date:  August 12, 2003